SECURITIES 08031413
Washington, D.C. 20549

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4/14

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65202

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chaconia Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

c/o Trinidad and Tobago Unit Trust Corporation 82 Independence Square
(No. and Street)

Port of Spain (City) Trinidad, W.I. (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Elizabeth T. McGuire (813) 340-4883
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kirkland, Russ, Murphy & Tapp, PA
(Name – *if individual, state last, first, middle name*)

13577 Feather Sound Drive, Suite 400 (Address) Clearwater (City) FL (State) 33762 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Elizabeth T. McGuire, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chacona Financial Services Inc, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations & Principal Manager

Title

Rhonda F. Winkle
My Commission DD321010
Expires June 04, 2008

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Chaconia Finanical Services, Inc
(A wholly-owned subsidiary of Chaconia fund Services, Inc.,
a wholly owned subsidiary of the
Trinidad and Tobago Unit Trust Corporation)

Financial Statements and
Supplementary Schedules

December 31, 2007
(With Independent Auditors' Report Thereon)

Chaconia Financial Services, Inc.
(A wholly-owned subsidiary of Chaconia Fund Services, Inc.,
a wholly-owned subsidiary of the
Trinidad and Tobago Unit Trust Corporation)

Table of Contents

KIRKLAND, RUSS,
MURPHY & TAPP
CERTIFIED PUBLIC ACCOUNTANTS

A Professional Association

Independent Auditors' Report

To the Board of Directors and
Stockholder of Chaconia Financial Services, Inc.:

We have audited the accompanying statement of financial condition of Chaconia Financial Services, Inc. as of December 31, 2007, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chaconia Financial Services, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kirkland, Russ, Murphy & Tapp P.A.

February 12, 2008
Clearwater, Florida

13577 Feather Sound Drive, Suite 400, Clearwater, FL 33762-5539 ▪ Tel - 727.572.1400 – 813.879.1400 ▪ Fax - 727.571.1933 ▪ www.KRMTCPA.com

Chaconia Financial Services, Inc.
(A wholly-owned subsidiary of Chaconia Fund Services, Inc.,
a wholly-owned subsidiary of the
Trinidad and Tobago Unit Trust Corporation)

Statement of Financial Condition

December 31, 2007

Assets

Cash and cash equivalents	$	72,532
Deposits		59
Accounts receivable		19,778
Total assets	$	92,369

Liabilities and Stockholder's Equity

Accounts payable	$	13,000
State income taxes payable		500
Total liabilities		13,500
Stockholder's equity:		
Common stock ($1 per share par value, 8,000 shares authorized, 1,010 issued and outstanding)		1,010
Additional paid-in capital		100,092
Accumulated deficit		(22,233)
Total stockholder's equity		78,869
Total liabilities and stockholder's equity	$	92,369

See accompanying independent auditors' report and notes to the financial statements.

Chaconia Financial Services, Inc.
(A wholly-owned subsidiary of Chaconia Fund Services, Inc.,
a wholly-owned subsidiary of the
Trinidad and Tobago Unit Trust Corporation)

Statement of Income

Year Ended December 31, 2007

Revenues:		
Fee income	$	63,271
Other income		35,000
Total revenues		98,271
Expenses:		
Regulatory fees		4,841
Licenses and fees		335
Professional fees		57,154
Bank charges		155
Miscellaneous		595
Total expenses		63,080
Net operating income before taxes		35,191
State income tax expense		(500)
Net income	$	34,691

See accompanying independent auditors' report and notes to the financial statements.

Chaconia Financial Services, Inc.
(A wholly-owned subsidiary of Chaconia Fund Services, Inc., a wholly-owned subsidiary of the Trinidad and Tobago Unit Trust Corporation)

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2007

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balances at January 1, 2007	1,010	$ 1,010	75,092	(56,924)	19,178
Capital contribution	-	-	25,000	-	25,000
Net income	-	-	-	34,691	34,691
Balances at December 31, 2007	1,010	$ 1,010	100,092	(22,233)	78,869

See accompanying independent auditors' report and notes to the financial statements.

Chaconia Financial Services, Inc.
(A wholly-owned subsidiary of Chaconia Fund Services, Inc.,
a wholly-owned subsidiary of the
Trinidad and Tobago Unit Trust Corporation)

Statement of Cash Flows

Year Ended December 31, 2007

Cash flows from operating activities:		
Net income	$	34,691
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in accounts receivable		(11,229)
Decrease in deposits		649
Increase in accounts payable		12,000
Net cash provided by operating activities		36,111
Cash flows from financing activities:		
Capital contribution		25,000
Net increase in cash and cash equivalents		61,111
Cash and cash equivalents, beginning of year		11,421
Cash and cash equivalents, end of year	$	72,532
Supplemental cash flow disclosures:		
Cash paid for income taxes	$	500

See accompanying independent auditors' report and notes to the financial statements.

(1) Organization and Nature of Business and Liquidity

Chaconia Financial Services, Inc. (the Company) is a Rhode Island corporation that is a wholly- owned subsidiary of Chaconia Fund Services, Inc., a wholly-owned subsidiary of Trinidad and Tobago Unit Trust Corporation, (the Parent) a foreign corporation located and incorporated in Trinidad. The Company was reinstated by the Securities and Exchange Commission (SEC) and National Association of Securities Dealers, Inc. (NASD) and approved to operate on July 24, 2002 under a NASD membership agreement as a broker-dealer limited to engaging in the retail distribution of mutual funds on an application basis. The Company is a member of the Financial Industry Regulatory Authority (FINRA) which was created in 2007 through the consolidation of National Association of Securities Dealers (NASD) and the member regulation enforcement and arbitration functions of the New York Stock Exchange.

The Company is engaged to conduct a limited security business consisting of the distribution of open-ended investment shares of an affiliated company, Chaconia Income and Growth Fund (the Fund), to customers residing in the United States of America. The Company will not act as a clearing broker or transact any trades on behalf of its clients.

The Company is dependent on its parent to fund cash flow deficits since the Company's operations are limited as of December 31, 2007 to receipt of fees from one customer domiciled in the United States of America.

(2) Significant Accounting Policies

(a) Cash and Cash Equivalents

The Company classifies highly liquid instruments with original maturities of three months or less from the date of purchase as cash equivalents.

(b) Deposits

The Company maintains a cash deposit with FINRA to facilitate FINRA's directly charging of certain expenses related to the Company's operations as a broker-dealer.

(c) Fee Income

Fees are recorded upon notification from the Fund of the distribution of 12b-1 fees pursuant to the Fund distribution plan for expenses incurred by the Company in connection with the distribution of the Fund's shares.

(2) Significant Accounting Policies - Continued

(d) Accounts Receivable

Accounts receivable are due from the Company's one customer and represent reimbursement for operating expenses incurred by the Company in 2007.

(e) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(f) Income Taxes

The Company is treated as a C corporation for federal and state income tax purposes. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

The Company is required to record deferred tax assets relating to the unrecognized benefit of all temporary differences that will result in future federal and state tax deductions and for all unused federal and state net operating loss and tax credit carryforwards and a deferred tax liability relating to the unrecognized obligations of all temporary differences that will result in a future federal and state tax expense. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Significant components of the Company's net deferred income taxes are as follows:

Net operating loss carryforwards	$	5,336
Valuation allowance		(5,336)
	$	-

Deferred tax assets are required to be reduced by a valuation allowance to the extent that, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized.

(2) Significant Accounting Policies - Continued

(f) Income Taxes - Continued

The provision for income taxes charged to operations for the period ended December 31, 2007 had a current component of $500 and a deferred component of $0. Income tax expense differs from the amounts computed by applying the effective income tax rate to pretax income primarily as a result of a valuation allowance placed against the Company's deferred tax assets. The 2007 net change in valuation allowance was $(8,326), primarily relating to net operating loss carryforwards utilization.

At December 31, 2007, the Company had net operating loss carryforwards of approximately $22,000, which will begin to expire by year 2022.

(3) Concentrations of Credit Risk and Major Customer Information

The Company maintains its cash accounts with a banking institution. Total cash balances are insured by the FDIC up to $100,000 per account.

During 2007, all fee income received by the Company was generated by one customer.

(4) Related Party Transactions

The Company shares office space, personnel and other administrative expenses with its Parent.

The Company entered into an expense sharing agreement with its Parent in June 2007. This agreement requires the Parent to be responsible for expenses such as salaries, bonuses, payroll taxes, medical insurance, office rent and maintenance, telephone usage, certain legal and professional fees and workman's compensation. The Company is responsible to pay for certain expenses, including electronic communications, certain legal and professional fees, printing and forms, advertising, promotional, consulting fees, licenses and fees, club dues, conferences and meetings, subscriptions and publications, and charitable contributions. Under an agreement with the Fund, these expenses are to be reimbursed by the Fund. This agreement is effective for one year and will automatically renew thereafter, unless either party gives 180 days written notice.

(5) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and a specified ratio of aggregate indebtedness to regulatory net capital, which as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had regulatory net capital and a regulatory net capital requirement of $59,032 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio was .23 to 1.

Chaconia Financial Services, Inc.
(A wholly-owned subsidiary of Chaconia Fund Services, Inc., a wholly-owned subsidiary of the Trinidad and Tobago Unit Trust Corporation)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2007

Net capital:	
Total stockholder's equity	$ 78,869
Deductions:	
Non-allowable assets:	
Accounts receivable	(19,778)
Deposits	(59)
Total deductions	(19,837)
Net capital	$ 59,032
Aggregate indebtedness:	
Total aggregate indebtedness - total liabilities	$ 13,500
Computation of basic net capital requirement:	
Minimum net capital required based on aggregate indebtedness	$ 900
Minimum net capital required	$ 5,000
Excess net capital	$ 54,032
Excess net capital at 100% (net cap - 10% of aggregate indebtedness)	$ 57,682
Ratio of aggregate indebtedness to net capital	0.23

See accompanying independent auditors' report.

Chaconia Financial Services, Inc.
(A wholly-owned subsidiary of Chaconia Fund Services, Inc.,
a wholly-owned subsidiary of the
Trinidad and Tobago Unit Trust Corporation)

Reconciliation Pursuant to Rule 17a-5(d)(4)
of the Securities and Exchange Commission

As of December 31, 2007

Reconciliation with Company's net capital requirement computation:
(included in Part II of Form X-17-A-5 as of December 31, 2007)

Net capital, as reported in Company's (unaudited) FOCUS Report	$	72,032
Adjustments:		
Accounts payable		(13,000)
Net capital per audited financial statements	$	59,032

See accompanying independent auditors' report.

Chaconia Financial Services, Inc.
(A wholly-owned subsidiary of Chaconia Fund Services, Inc.,
a wholly-owned subsidiary of the
Trinidad and Tobago Unit Trust Corporation)

Computation for Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements
Under Rule 15c3-3
of the Securities and Exchange Commission

As of December 31, 2007

The Company is exempt from Rule 15c3-3 pursuant to subparagraphs (k)(1) and k(2)(i) of the Rule.

KIRKLAND, RUSS,
MURPHY & TAPP
CERTIFIED PUBLIC ACCOUNTANTS

A Professional Association

Report of Independent Auditors on
Internal Control Structure Required by SEC Rule 17a-5

To the Board of Directors and Stockholder of
Chaconia Financial Services, Inc.:

In planning and performing our audit of the financial statements of Chaconia Financial Services, Inc. (the Company), a wholly-owned subsidiary of Chaconia Fund Services, Inc., a wholly-owned subsidiary of the Trinidad and Tobago Unit Trust Corporation as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles

13577 Feather Sound Drive, Suite 400, Clearwater, FL 33762-5539 • Tel - 727.572.1400 – 813.879.1400 • Fax - 727.571.1933 • www.KRMTCPA.com

generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may also become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Board of Directors, management, FINRA, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kirkland, Russ, Murphy & Tapp P.A.

February 12, 2008
Clearwater, Florida

END